                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                     Wave Technologies International, Inc.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.50
                          ----------------------------
                         (Title of Class of Securities)


                                  94352Q-10-9
                      ----------------------------------
                                 (CUSIP Number)


                               December 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

                      [_]  Rule 13d-1(b)
                      [_]  Rule 13d-1(c)
                      [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  94352Q-10-9                    13G                 Page 2 of 5 Pages
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        1   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

            Kenneth W. Kousky
-------------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            Not Applicable
-------------------------------------------------------------------------------
        3   SEC USE ONLY
-------------------------------------------------------------------------------
        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                       5  SOLE VOTING POWER                            373,964*
 NUMBER OF SHARES
   BENEFICIALLY        6  SHARED VOTING POWER                                0
   OWNED BY EACH
 REPORTING PERSON      7  SOLE DISPOSITIVE POWER                       373,964*
       WITH
                       8  SHARED DISPOSITIVE POWER                           0

 ------------------------------------------------------------------------------
        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            373,964*
-------------------------------------------------------------------------------
        10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

            Not Applicable
-------------------------------------------------------------------------------
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.97%
-------------------------------------------------------------------------------
        12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-------------------------------------------------------------------------------

     *Includes 9,300 shares held in charitable trust for which reporting person acts as trustee, and as to which shares he disclaims beneficial ownership, and 1,500 shares subject to currently exercisable options.
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CUSIP No.  94352Q-10-9                    13G                 Page 3 of 5 Pages
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     Item 1(a).  Name of Issuer:
                 --------------
                 Wave Technologies International, Inc.

     Item 1(b).  Address of Issuer's Principal Executive Offices:
                 -----------------------------------------------
                 10845 Olive Boulevard, Suite 250
                 St. Louis, Missouri 63141

     Item 2(a).  Name of Person Filing:
                 ---------------------
                 Kenneth W. Kousky

     Item 2(b).  Address of Principal Business Office:
                 ------------------------------------
                 10845 Olive Boulevard, Suite 250
                 St. Louis, Missouri 63141

     Item 2(c).  Citizenship:
                 -----------
                 United States

     Item 2(d).  Title and Class of Securities:
                 -----------------------------
                 Common Stock, $.50 par value


     Item 2(e).  CUSIP Number:
                 -------------
                 94352Q-10-9

     Item 3.     If this statement is filed pursuant to (S)(S) 240.13d-1(b)
                 ----------------------------------------------------------
                 or 240.13d-2(b) or (c), check whether the person filing is a:
                 -------------------------------------------------------------
                 (a)  [_]  Broker or dealer registered under section 15 of
                           the Act (15 U.S.C. 78o).

                 (b)  [_]  Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

                 (c)  [_]  Insurance company as defined in section 3(a)(19)
                           of the Act (15 U.S.C. 78c).

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CUSIP No.  94352Q-10-9                    13G                 Page 4 of 5 Pages
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                 (d)  [_]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

                 (e)  [_]  An investment adviser in accordance with
                           (S) 240.13d-1(b)(1)(ii)(E)

                 (f)  [_]  An employee benefit plan or endowment fund in
                           accordance with (S) 240.13d-1(b)(1)(ii)(G)

                 (g)  [_]  A parent holding company or control person in
                           accordance with (S)240.13d-1(b)(1)(ii)(G)

                 (h)  [_]  A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                 (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                 (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)


     Item 4.     Ownership:
                 ---------

                 (a)    Amount Beneficially Owned:  373,964*

                 (b)    Percent of Class: 8.97%

                 (c)    Number of shares as to which person has:

                        (i)    Sole power to vote or to direct the vote:
                               373,964*

                        (ii)   Shared power to vote or to direct the vote: 0

                        (iii) Sole power to dispose or to direct the disposition of: 373,964*

                        (iv) Shared power to dispose or to direct the disposition of: 0

   *Includes 9,300 shares held in charitable trust for which reporting person acts as trustee, and as to which shares he disclaims beneficial ownership, and 1,500 shares subject to currently exercisable options.
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CUSIP No.  94352Q-10-9                    13G                 Page 5 of 5 Pages
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     Item 5.   Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not Applicable.


     Item 6.   Ownership of More than Five Percent on Behalf of Another
               --------------------------------------------------------
               Person:
               ------

               Not Applicable.


     Item 7.   Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not Applicable.


    Item 8.    Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not Applicable.



    Item 9.    Notice of Dissolution of Group:
               ------------------------------

               Not Applicable.


     Item 10.  Certification:
               -------------

               Not Applicable.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 9, 2000
                              _______________________________________
                                    Date


                               \s\  Kenneth W. Kousky
                              ---------------------------------------
                                    Kenneth W. Kousky